Via Facsimile and U.S. Mail
Mail Stop 6010

September 22, 2008

Mr. Thomas W. Burghart
Vice President and Treasurer
Delphi Financial Group
1105 North Market Street
Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899

Re: Delphi Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 1-11462

Dear Mr. Burghart:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Deferred Acquisition Costs, page 40

1. We believe your disclosure regarding the amortization of deferred acquisition costs could be improved to better explain the judgments and uncertainties surrounding the estimate and the potential impact on your financial statements. Please revise your disclosures to:

    - Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.
    - Discuss how management has adjusted each of the key assumption(s) used in calculating the current year amortization given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
    - Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these items at December 31, 2007 and for the year then ended and on future operations. Applying a hypothetical basis point change to a key assumption and stating the impact it would have would not accomplish the objective of providing the effect of reasonably likely changes.

Financial Statements

Note B – Investments, page 64

2. Please disclose the types of securities and the amounts that are guaranteed by third parties along with their credit rating with and without the guarantee from the third parties for all of the applicable securities. Please also disclose any significant concentration in a financial guarantor, including both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Form 10-Q for the quarter ended June 30, 2008

Note C – Fair Value Measurements, page 12

3. In regards to the fair value of your investments please disclose the following:

- The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy;
- The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid); and
- Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

4. Describe in more detail the techniques and disclose the assumptions used to determine the fair value of investments. If you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the broker quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value

Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

5. You disclose on page 21 that your investment portfolio includes investments in investment funds organized as limited partnerships and limited liability companies, trading account securities and hybrid financial instruments which totaled $491 million at June 30, 2008. In your Form 10-K for the year ended December 31, 2007 on page 42, you disclose that your investments in limited partnerships and limited liability companies are reflected in your financial statements under the equity method and that the fair value of these investments are based on values provided by the respective investment managers. You also disclose on page 71 of your Form 10-K that the carrying value and the market value of other investments which include the investment funds organized as limited partnerships and limited liability companies are the same. Please disclose the factors that you considered in concluding that the carrying value of the investment funds organized as limited partnerships and limited liability companies determined under the equity method of accounting was equivalent to their fair value. Please also disclose the valuation methodologies employed to verify the reasonableness of your assumption that the carrying value approximates the fair value of these investments.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Jim Rosenberg
Senior Assistant Chief
Accountant